ALLBRITTON COMMUNICATIONS COMPANY
                        1000 Wilson Boulevard, Suite 2700
                               Arlington, VA 22209




February 14, 2006

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission

Re:  Allbritton Communications Company
     Form 10-K for Fiscal Year Ended September 30, 2005
     File No. 333-02302

Dear Mr. Spirgel:

     This letter sets forth the responses of Allbritton Communications Company (the "Company") to the comments made in your letter to Robert L. Allbritton, dated January 31, 2006. Each of the Company's responses are set forth below, organized in the same manner, order and format as your letter, with your comments repeated and our response immediately following.

Item 6. Selected Consolidated Financial Data, page 20
-----------------------------------------------------

1. Refer to your discussion of your non-GAAP measure "operating cash flow". This title is similar to GAAP measure "cash flows from operating activities". Item 10(e) of Regulation S-K prohibits the use of titles or descriptions of non-GAAP financial measures that are the same or could easily be confused with GAAP measures. Additionally, this title implies that the measure is a liquidity measure while it appears that it is intended to be a measure of operating performance. Please revise the title of your non-GAAP measure "operating cash flow".

     Please refer to our response to comment number three.


2. Further, if this measure is used to evaluate operating performance you are required to reconcile the measure to net income. You appear to have reconciled the measure to operating income. Please revise or advise.

     Please refer to our response to comment number three.

Mr. Larry Spirgel
United States Securities and Exchange Commission
February 14, 2006
Page 2


3. Finally, when presenting a non-GAAP performance measure that excludes recurring items, you must meet the burden of demonstrating the usefulness of that measure. We believe that burden is not easily met. Please refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (which can be found at the following website address: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm) and note that at a minimum the following disclosures are required:

     o the manner in which management uses the non-GAAP measure to conduct or evaluate its business; (We do not believe that you have adequately explained why management believes the measure is useful. Please elaborate on how this measure used in determining financial covenants compliance)
     o the material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
     o the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
     o the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors. (The fact that investors and/or analysts use the non-GAAP financial measure is not, by itself, a sufficient reason to present the non-GAAP measure.)

     While we believe that our disclosures conformed to the general requirements of Regulation G and Item 10 of Regulation S-K, we will eliminate all references to "operating cash flow" in future filings with the Securities and Exchange Commission (the "SEC") beginning with our Form 10-Q for the first fiscal quarter ended December 31, 2005 filed on February 10, 2006.


Note 2 - Significant Accounting Policies, page F-6
--------------------------------------------------

4. Refer to your discussion of revenue recognition on page F-7. Tell us how your revenue recognition policy with regard to your barter transactions complies with SFAS 63. Per paragraph 8 of SFAS 63, barter transactions shall be reported at the estimated fair value of the product or service received. You appear to value your barter transactions at the estimated fair value of the advertising given, as opposed to the program rights received. Please revise or advise.

     We define barter as the exchange of advertising time in lieu of or in addition to cash payments for the rights to certain syndicated programming. We use the fair market value of airtime provided as the basis for our determination of the fair market value of the programming received in accordance with paragraph 8 of SFAS 63. The fair value of a programming contract is its negotiated value, which is unique to each contract.

Mr. Larry Spirgel
United States Securities and Exchange Commission
February 14, 2006
Page 3


     As all of our significant syndicated programming contracts contain elements of both cash payments and barter, and because these contracts are not offered by the program syndicators on a "cash-only" basis, there is no clearly evident fair value of the barter considering only the program rights received. However, the fair value of the airtime provided is clearly evident based on our extensive history of commercial sales of airtime within the respective program. Such fair value is representative of the net realizable value which would be obtained if the airtime were otherwise to be sold for cash, and we believe that such fair value does not exceed the fair market value of the program rights received.


5. Refer to your discussion of program rights on page F-6. It is unclear from your disclosure whether your policy complies with SFAS 63, particularly your amortization policy. Please revise your disclosure to clarify how your policy complies with paragraphs 5-6 of SFAS 63.

     The vast majority of our program rights consist of one-year contracts for first-run syndicated programming airing each weekday. Due to the first-run nature of the programming, each broadcast over the term of the contract generally provides the same value to the Company. Such program rights are amortized on a straight-line basis over the term of the contract in accordance with paragraphs five and six of SFAS 63. For the limited number of contracts related to off-network syndicated programming (re-runs of network shows), the value of earlier broadcasts is generally higher than those at the end of the multi-year contract. Thus, we amortize such programming on an accelerated basis in accordance with paragraphs five and six of SFAS 63.

     In response to your comment and in order to clarify our policy, we will expand our disclosure in future filings with the SEC to include the following additional sentences in place of the two amortization-related sentences in our existing program rights accounting policy disclosure:

     "The vast majority of our program rights represent one-year contracts for first-run syndicated programming. As each broadcast over the term of the contract generally provides the same advertising value, such program rights are amortized on a straight-line basis over the term. A limited number of multi-year program contracts representing off-network syndicated programming are amortized on an accelerated basis due to the generally higher advertising value of the early broadcasts."

Mr. Larry Spirgel
United States Securities and Exchange Commission
February 14, 2006
Page 4


Note 2 - New accounting standards, page F-10
--------------------------------------------

6. We note that previously you had valued the FCC licenses using the residual value method and that as a result of implementation of EITF D-108 you expect to record a preliminary impairment charge of $75 to $85 million. Please tell us in detail about the methodology and assumptions used in determining the preliminary impairment charge.

     We engaged a third party expert to independently appraise the values of our FCC licenses using a direct value method in accordance with EITF D-108. They provided us with an estimated fair market value of the FCC licenses, representing what they believe to be an economically justifiable cash value that would be paid by a knowledgeable buyer to a willing seller, both in possession of the relevant facts and neither under pressure to transact. The appraisers relied upon both the income and market approaches in their valuation process. The income approach is that in which income generated by the FCC license is analyzed and projected over a specified time and capitalized at an appropriate market rate to arrive at the estimated value. The market approach is that in which recent sales and offering prices of similar properties are analyzed to arrive at an indication of the most probable selling price of the FCC license. At the time of our Form 10-K filing, we had received draft reports from our third party expert, which preliminarily indicated an impairment charge of approximately $80 million, and we were still in the process of analyzing and reviewing such reports. Accordingly, we disclosed a preliminary impairment charge in the range of $75 million to $85 million. As reflected in our Form 10-Q for the first fiscal quarter ended December 31, 2005 filed on February 10, 2006, we subsequently received final reports from our third party expert indicating an impairment charge of approximately $80 million, finalized our implementation of EITF D-108, and recorded an impairment charge of $80 million.


Note 7 - Transactions with owners and related parties, page F-10
----------------------------------------------------------------

7. Tell us your basis in the accounting literature to account for net advances to your parent as distributions to owners.

     We believe that SAB Topic 4G provides relevant guidance. The net cash advances to our parent have been made to a related party who has no immediate intent to repay and are therefore treated as a deduction from stockholder's equity in the consolidated balance sheets.

Mr. Larry Spirgel
United States Securities and Exchange Commission
February 14, 2006
Page 5


In connection with our responses, the Company hereby acknowledges:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact me directly at
(703) 647-8700.

Sincerely,

/s/ Stephen P. Gibson
-------------------------------------------------
Stephen P. Gibson
Senior Vice President and Chief Financial Officer



cc:    Ms. Kenya Wright, United States Securities and Exchange Commission